June 24, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Susan Block, Esq.
John Stickel, Esq.
Division of Corporation Finance

Re:	FreeSeas Inc.
Registration Statement on Form F-1
Filed May 31, 2013
File No. 333-188981

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated June 19, 2013 (the "Comment Letter") relating to the Registration Statement on Form F-1 filed on May 31, 2013 (the "Registration Statement") by FreeSeas Inc. (the “Company”). The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

General

1.	We note that a Form F-1 with file number 333-184455 was declared effective on November 20, 2012 and that Dutchess Opportunity Fund, II, LP (“Dutchess”) was identified as the selling shareholder in that prospectus. Please confirm in your response to us the amount of time that has passed since Dutchess and its affiliates completed the resale of substantially all of the securities registered for sale under that prior registration statement. We may have further comment upon reviewing your response.

Response:

On January 8, 2013, the Company issued the final shares to Dutchess, which shares were registered on the Form F-1 (File No. 333-184455). The Company has been advised by Dutchess that it completed the resale of substantially all of the securities registered for resale under that prior registration statement no later than January 2013. Therefore, the Company notes that more than (1) 60 days passed from the date that Dutchess last sold shares pursuant to the prior registration statement and (2) six months passed between the effective date (November 20, 2012) of the prior registration statement and the filing of the new registration statement (File No. 333-188981). As a result, the Company believes there should be no issues pursuant to Rule 415 of the filing of a new registration statement for a new equity line of credit agreement with Dutchess.

FreeSeas Inc.
10 Eleftheriou Venizelou str., 106 71 Athens, Greece ● Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 ● info@freeseas.gr ● www.freeseas.gr

Securities and Exchange Commission

June 24, 2013

Exhibits Index

2.	Please file your legality opinion prior to effectiveness. We may have comment on the opinion once it is filed.

Response:

The Company hereby files the legality opinion on a pre-effective amendment to the registration statement. The Company acknowledges that there may be comments after review of the legality opinion.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ ALEXANDROS MYLONAS
Alexandros Mylonas
Chief Financial Officer

Cc:	Marc J. Ross, Esq.
Thomas A. Rose, Esq.
James M. Turner, Esq.

FreeSeas Inc.
10 Eleftheriou Venizelou str., 106 71 Athens, Greece ● Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 ● info@freeseas.gr ● www.freeseas.gr